Todd Taylor Vice President and Principal Accounting Officer 1025 West NASA Boulevard Melbourne, FL 32919 Via Electronic Submission (Correspondence) March 27, 2020 Heather Clark Office of Manufacturing Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Re: L3Harris Technologies, Inc. Form 10-K for the Fiscal Year ended June 28, 2019 Form 8-K furnished October 30, 2019 File No. 001-03863 Dear Ms. Clark: Reference is made to your letter (the “Comment Letter”) dated January 21, 2020 containing comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on L3Harris Technologies, Inc.’s (“L3Harris” or the “Company”) Form 8-K furnished on October 30, 2019. On behalf of L3Harris, I submit this letter in response to the comments included in the Comment Letter. For reference purposes, the text of the Staff’s two numbered comments Comment Letter is set forth below in bold, followed by our response thereto. Staff Comment: Form 8-K furnished October 30, 2019 Exhibit 99.1, page 1 1. We note your presentation of “combined” results and your disclosure that such information is not prepared in accordance with Article 11 of Regulation S-X. In this regard, it is unclear why you believe that the supplemental unaudited combined financial information is meaningful to an investor, considering that it excludes pro forma adjustments calculated under Article 11 of Regulation S-X. It also appears the presentation could be confusing to an investor. In this regard, please tell us how the supplemental unaudited combined financial information compares to amounts calculated in accordance with Article 11 of Regulation S-X.

Ms. Heather Clark Securities and Exchange Commission March 27, 2020 Page 2 L3Harris Response: As agreed during our telephone conversations, L3Harris’ future earnings releases that include results for periods prior to the merger involving L3 Technologies, Inc. and Harris Corporation (the “L3Harris Merger”), which closed on June 29, 2019, also will include for those periods pro forma financial information consistent with Article 11 of Regulation S-X. 2. We note your disclosure that the supplemental unaudited combined financial information does not give effect to the L3Harris merger under the acquisition method of accounting in accordance with ASC 805. Considering that the information does not give effect to ASC 805, it appears that the resulting non GAAP measures substitute individually tailored measurement methods for those of GAAP and could violate Rule 100(b) of Regulation G. Please tell us how you considered Question 100.04 of the SEC Staff's Compliance & Disclosure Interpretations last updated April 4, 2018. L3Harris Response: Consistent with the response to Comment #1 above, L3Harris’ future earnings releases will not include unaudited combined financial information that does not give effect to the L3Harris Merger under the acquisition method of accounting in accordance with ASC 805. If you have any questions, please do not hesitate to contact me at (321) 724-3536. Very truly yours, /s/ Todd Taylor Todd Taylor Vice President and Principal Accounting Officer cc: Christy Adams, Securities and Exchange Commission Claire Erlanger, Securities and Exchange Commission Jay Malave, Senior Vice President and Chief Financial Officer, L3Harris Scott T. Mikuen, Senior Vice President, General Counsel and Secretary, L3Harris Robert A. Johnson Jr., Vice President, Associate General Counsel, L3Harris